August 3, 2012

VIA EDGAR

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MagneGas Corporation
Amendment No. 4 on Registration Statement on Form S-l Filed July 24, 2012
File No. 333-181775

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 1, 2012, to Luisa Ingargiola, the Chief Financial Officer of the Company, in regard to the above-referenced Amendment No. 4 Registration Statement on Form S-1 filed on July 24, 2012 (the “Fourth Amendment”), which amended the Company’s Registration Statement on Form S-1 filed on May 30, 2012 (the “Original Form S-1” and, as amended by Amendment No. 1 on Form S-1 filed on June 19, 2012, Amendment No. 2 on Form S-1 filed on June 25, 2012, Amendment No. 3 on Form S-1 filed on June 27, 2012 and the Fourth Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 5 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2012 (the “Fifth Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended S-1, as further amended by the Third Amendment.

Fee Table

1.	We note your response to previous comment 1; however, it remains unclear whether you are calculating your fee based on Rule 457(a) or Rule 457(o). Please clarify your fee table.

Company Response: We have revised the Fee Table in the Fifth Amendment to clarify that we are calculating the fee based on Rule 457(a).

Exhibit 5.1

2.
Given the revisions in the second paragraph, it is unclear when the Company Shares "will" be validly issued, fully paid and non-assessable. Regulation S-K Item 601(b)(5) requires that you file an opinion that addresses whether the securities will, "when sold," be legally issued, fully paid and non-assessable. Please file a revised opinion accordingly.

Company Response: The legal opinion has been revised to reflect that the Company Shares will, "when sold," be legally issued, fully paid and non-assessable

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.
Sincerely,

MagneGas Corporation

By:	/s/ Ermanno Santilli
Ermanno Santilli
Chief Executive Officer